111 E. Wacker Drive, Suite 2800

Chicago, Illinois 60601

Tel 312.527.4000  Fax 312.527.4011

www.shefskylaw.com

Direct: (312) 836-4066
Facsimile: (312) 275-7554
E-mail: mchoate@shefskylaw.com
MICHAEL J. CHOATE

IN REFERENCE TO:
027383-00003

July 14, 2006

Via EDGAR Filing
Ms. Barbara C. Jacobs
Assistant Director, Office of Computers and Online Services
U.S. Securities and Exchange Commission
Washington, DC 20549

Re:     Comment Letter, dated July 5th, 2006:

Think Partnership Inc. (the “Company”) —
Registration Statement on Form S-3
Filed June 7, 2006
File No. 333-134823

Form 10-KSB/A for fiscal year ended December 31, 2005
Form 10-Q/A for the quarter ended March 31, 2006
SEC File No. 1-32442

Dear Ms. Jacobs:

We are writing on behalf of the Company in response to the above-referenced SEC comment letter, dated July 5, 2006. We understand that all prior comments to the SB-2 must be resolved prior to effectiveness. A copy of your letter is attached hereto for your convenience. Each paragraph below setting forth our client’s response is keyed to the comment number in your letter.

Cover Page

2.                                       The Company has revised the cover page of the prospectus to include information about the concurrent SB-2 offering.

Ms. Barbara Jacobs

July 14, 2006

Selling Stockholders, page 4

3.                                       The Company has revised the Form S-3 to provide a detailed introductory description of the transaction by which the selling security holders acquired the Series A convertible preferred and warrants. The aggregate earnout obligations of almost 21 million shares result not just from one acquisition, but rather all of the acquisitions whose shares are being registered on the S-3. As a result, the Company has revised the S-3 to include a general discussion of the earnout conditions for these acquisitions. Finally, the Company has revised the S-3 to include a description of any material relationship the selling security holders have or had with the Company within the past three years.

4.                                       The Company discloses the amount beneficially owned by each selling stockholder without taking into account the 4.99% limitation on conversion of the Series A preferred stock, and then provides a footnote explaining the limitation. The Company believes that this disclosure format is necessary to provide investors with an understanding of the total number of shares of common stock that the Company may need to issue in connection with the Series A preferred while also explaining that this total amount may be limited by contractual agreement. Pursuant to recent discussions with the Staff of the Commission, the Company understands that this comment may be withdrawn by the Commission.

5.                                       The Company has revised the footnotes to the Selling Stockholder table of the Form S-3 to include a disclosure stating the aggregate number of shares over which these individuals have voting and dispositive power. The Company believes that this additional disclosure helps investors better understand where beneficial ownership lies with respect to its shares.

Legal Matters, page 27

6.                                       The Company has revised the Form S-3 to specify the number of shares held by each of the two shareholders of Shefsky & Froelich Ltd.

Exhibits

7.                                       The Company has amended the exhibit index of the Form S-3 by including a cross reference to the securities purchase agreement governing the Series A convertible preferred shares and warrants.

Ms. Barbara Jacobs

July 14, 2006

We believe that this response addresses the matters raised in the comment letter dated July 5, 2006. If you have any additional questions or comments, please do not hesitate to contact me.

Very truly yours,

SHEFSKY & FROELICH LTD.

/s/ MICHAEL J. CHOATE
Michael J. Choate

cc:                                 Ms. Maryse Mills-Apenteng
Mr. Scott P. Mitchell